May 4, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Treasure Global Inc.
Registration Statement on Form S-1
Filed on April 19, 2022
File No. 333-264364

Dear Staff:

On behalf of Treasure Global Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated as of May 2, 2022 with respect to the Company’s Registration Statement on Form S-1 filed with the SEC by the Company on April 19, 2022 (“Form S-1”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1

Liquidity and Capital Resources, page 51

1.	Please tell us why you have deleted the disclosure related to your convertible notes. In this regard, the convertible notes appear to have been issued during the periods covered by your financial statements. Refer to Item 303 of Regulation S-K.

The Company made disclosures regarding certain convertible notes (specifically, the Kainan Note 2, the Chuah Note and the Click Note (as each is defined in the Form S-1)) in the Form S-1 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—For the years ended June 30, 2021 and 2020—Liquidity and Capital Resources” and stated immediately prior to such references:

“In addition, we issued the following Convertible Notes subsequent June 30, 2021:”

The Company deleted such disclosures in the Form S-1/A because the Form S-1/A includes the subsequent six-month reporting period ended December 31, 2021 and the Kainan Note 2, the Chuah Note and the Click Notes were all issued prior to that reporting period and would no longer be subsequent issuances. The Company also notes that Instruction 4 to Item 303 of Regulation S-K requires in the liquidity and capital resources disclosure a discussion of material cash requirements from known contractual obligations such as the convertible notes during the period covered by the financial statements included in the Form S-1/A. However, since the Company was not required to make any debt service payments under any of the convertible notes during the periods of the financial statements included in the Form S-1/A and all of the notes will automatically convert into shares of the Company’s common stock at the closing of the initial public offering, the Company does not believe that such discussion is required with respect to the convertible notes. However, in response to the Staff’s concerns, the Company has included, at the end of the second bullet point at the end of page 52 of the Form S-1/A, a cross reference to the Prospectus Summary subsection where disclosure regarding all of the issued convertible notes is contained.

Notes to Unaudited Condensed Consolidated Financial Statements

Revenue recognition

Product Revenues, page F-10

2.	We note you account for revenue generated from 'Gift card (or E-voucher)' sales on a gross basis, as you have determined the Company to be acting as the principal in these transactions. In your disclosure, you reference the Company having "control of the goods." Please tell us the nature in how 'Gift cards (or E-vouchers)' are purchased and held prior to being transferred to the customer, and how control was determined. Specifically, we note your 'Gift card (or E-voucher)' inventory balance as disclosed on page F-16, amounts to less than .05% of your revenues for the 6 months ended December 31, 2021. Refer to ASC 606-10-55-36 through 40. In your response, please also tell us your consideration of the other indicators mentioned in ASC 606-10-55-39.

In response to the Staff’s comment, the Company has provided the following information:

•	The Company purchases Gift cards (or E-vouchers) in digital form which is identified individually by a unique pin code issued by our vendors in batches. After a purchase transaction is completed, the Company has control of the applicable Gift card (or E-voucher) pin code and has the ability to E-distribute the use of gift card pin code to obtain substantially all the benefits in accordance with ASC 606-10-55-39.

•	The Company possess a high inventory turnover rate as its Gift card (or E-voucher) is in demand by its customers. As a result, the Company’s Gift card (or E-voucher) inventory balance is a low percentage of our revenues for the 6 months ended December 31, 2021 as well as other periods.

•	In accordance with ASC 606-10-55-39, the Company has determined that it has met all three of the following indicators to be the accounting principal and therefore recognized the sales of Gift card (or E-voucher) on a gross basis.

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

The Company is responsible for fulfilling the promise to provide the gift card with the pin code after the successful purchase transactions have taken place by its customers. The Company has control of the gift card pin code and has the ability to E-distribute the use of gift card pin code to obtain substantially all the benefits.

b.	The entity has inventory risk.

The Company bears the inventory risks since it cannot return the gift cards to the sellers if the gift cards cannot be resold to our customers or if the sellers’ store will be no longer in business and all the gift card value will be forfeited.

c.	The entity has discretion in establishing the price for the specified good or service.

The Company has discretion in establishing the selling price of the gift card that we bought for resale at face or at a discounted value.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 876-0618.

Sincerely,

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP